United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐   No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐   No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale pays dividend to shareholders

Rio de Janeiro, October 15, 2015 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the second installment of the 2015 dividends of US$ 500 million (R$ 1.925.350.000,00), equivalent to US$ 0.097023796 (R$ 0.373609533) per outstanding common or preferred share.

Vale will pay R$ 1.925.350.000,00 equivalent to the R$ 0.373609533 per outstanding common or preferred share, based on the number of shares on October 14, 2015 (5,153,374,926), in the form of dividends.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 14, 2015, of R$ 3.8507 per US dollar, as announced on January 30, 2015 and September 28, 2015.

The payment will be made as of October 30, 2015. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on November 6 and 11, 2015, respectively.

All shareholders on these respective record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is October 15, 2015. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 20, 2015 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 20, 2015.

Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of October 16, 2015, and on HKEx as of October 19, 2015.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: October 15, 2015		Director of Investor Relations